Att
5-10-2004

04016868

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

UF 5-6-04

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 26657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Corporate Plaza Drive, Suite 250
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Larry R. Law (949) 729-1680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith, Linden & Basso, LLP
(Name – *if individual, state last, first, middle name*)

5120 Birch Street, Suite 250, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED APR 2 8 2004 WASH, D.C. 208 SECT.

PROCESSED MAY 1 2 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry R. Law, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRL Capital Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

CHRIS A. ATKINSON
Comm. # 1359198
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires June 2, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JRL CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Smith, Linden & Basso, LLP

Accounting, Tax & Business Consulting Services

Allen L. Basso
Scott H. Harada
Gordon E. Michie
Ken D. Blaisdell

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
JRL Capital Corporation
Irvine, California

We have audited the accompanying statement of financial condition of JRL Capital Corporation as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRL Capital Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith, Linden & Basso, LLP

Newport Beach, CA
March 26, 2004

5120 Birch Street, Suite 200, Newport Beach, California 92660-2101

(949) 752-0660 • FAX (949) 752-5140
email@slb-cpa.com

JRL CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current assets:	
Cash	$70,128
Accounts receivable	3,400
Total current assets	73,528
Equipment, net of accumulated depreciation of $13,143	2,533
Deposits	319
Total assets	$76,380

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accounts payable	$57,465
Total current liabilities	57,465
Commitments and contingencies (Note 3)	
Stockholder's Equity	
Common stock, no par value 1,000 shares authorized, issued and outstanding	5,000
Paid in capital	80,472
Accumulated deficit	(66,557)
Total stockholder's equity	18,915
Total liabilities and stockholder's equity	$76,380

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Commission income (Note 5)	$349,531
Investment banking income (Note 5)	54,750
Consulting fees income	8,024
Reimbursements	5,572
Total revenues	417,877
Commission expense	304,376
Gross profit	113,501
General and administrative expenses	139,085
Loss from operations before provision for income taxes	(25,584)
Provision for income taxes	(800)
Loss from operations	$ (26,384)
Loss per share of common stock	$ (26.38)

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2003	$5,000	$63,109	$(40,173)	$27,936
Capital contributions		17,363		17,363
Loss from operations for the year ended December 31, 2003	-	-	(26,384)	(26,384)
Balance, December 31, 2003	$5,000	$80,472	$(66,557)	$18,915

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Loss from operations	$(26,384)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	906
Decrease in accounts receivable	8,300
Decrease in prepaid tax	800
Increase in deposits	(157)
Increase in accounts payable	55,631
Decrease in due to parent	(800)
Net cash provided by operating activities	38,296
Cash flows from investing activities:	
Purchase of property and equipment	(1,301)
Net cash used in investing activities:	(1,301)
Cash flows from financing activities:	
Capital contributions	17,363
Net cash provided by financing activities	17,363
Net increase in cash	54,358
Cash at beginning of year	15,770
Cash at end of year	$70,128

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 – ORGANIZATION

JRL Capital Corporation (the "Company") is a wholly-owned subsidiary of JRL Capital Management Group (CMG). The Company is a registered broker/dealer and is regulated by the National Association of Securities Dealers. The Company provides securities brokerage services through a small number of registered representatives licensed with the firm. This is facilitated by entering into "selling group agreements" with financial institutions that enable the Company's independent representatives to sell financial products to clients. In addition, the Company acts as a Placement Agent for private real estate and emerging business and technology investment opportunities for accredited investors. The Company does not maintain its own security accounts or perform custodial functions related to the security transactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and equivalents

Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less. The Company deposits cash in financial institutions insured by the Federal Deposit Insurance Corporation. At times, the Company's account balances may exceed the insured limits.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income taxes

The Company files as part of a consolidated return of JRL Capital Management Group. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires that deferred tax assets and liabilities are recorded based on the difference between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company records current and deferred taxes as if the Company were a separate taxpayer. As of December 31, 2003 deferred taxes were not material to the financial statements.

Bad debt reserve

Management reviews its bad debt reserve periodically and the Company maintains an allowance for bad debts on accounts receivable at an amount that management believes is sufficient to protect against losses. As of December 31, 2003, no reserves for bad debts have been established.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Fixed Assets

Computer equipment and furniture is recorded at cost and depreciated under a 200% declining balance method over five years and seven years respectively and summarized as follows:

	Cost	Accumulated Depreciation
Computer equipment	$11,497	$ 2,873
Furniture and fixtures	4,179	10,270
	$15,676	$13,143

Revenue Recognition

For securities brokerage services the Company recognizes revenue upon confirmation of transactions. For commissions revenue and for real estate and technology placement services, revenue is recognized upon closing of escrow.

NOTE 3 – REGULATORY REQUIREMENTS

The Company is a registered broker/dealer subject to the regulation of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. These regulations include the SEC's net capital rule, which requires the Company to maintain minimum net capital, as defined, equal to 6-2/3% of aggregate indebtedness, as defined, or 120% of $5,000, whichever is greater. Aggregate indebtedness and net capital change from day to day; at December 31, 2003, the Company had aggregate indebtedness of $57,465 and net capital of at least $5,000.

In management's opinion, the Company was exempt from the provisions of SEC Rule 15c3-3 for the year ended December 31, 2003, because the Company does not maintain security accounts for customers or perform custodial functions related to customer securities.

NOTE 4 – RELATED PARTY TRANSACTIONS

JRL Capital Management Group provided the Company with office space, miscellaneous office expenses and management services. The Company paid $14,803 for office space and miscellaneous office expenses and $92,765 for management fees for the year ended December 31, 2003.

NOTE 5 – ECONOMIC DEPENDENCE

During the year ended December 31, 2003, commission and investment banking revenue earned from individual placement projects representing greater than 10% of total revenue for the year were as follows:

Project A	$115,087	28%
Project B	$ 79,000	19%
Project C	$ 62,947	15%
Project D	$ 43,620	10.4%

SCHEDULE I

JRL CAPITAL CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2003

Net capital:

Total stockholders' equity	$18,915
Deductions and/or charges:	
Non-allowable assets	
A/R > 30 days	3,400
Equipment (net of depreciation)	2,533
NASD deposit	319
	6,252
Net capital	$12,663

Aggregate indebtedness:

Accounts payable	$57,465

Ratio of aggregate indebtedness to net capital:

Net capital	12,663
Net capital requirement – greater of 6 2/3% of aggregate indebtedness or $5,000:	5,000
Net capital in excess of requirement	$7,663
Ratio: Aggregate indebtedness to net capital:	454%

Reconciliation of computation of net capital:

There was no significant difference between the audited net capital calculation and the previously filed Focus report for the year ending December 31, 2003. See below.

Net capital as originally reported in Focus report:	$12,663
Audit adjustments impacting net capital calculation	0
Net capital as audited	$12,663

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the rule.

Smith, Linden & Basso, LLP

Accounting, Tax & Business Consulting Services

Allen L. Basso
Scott H. Harada
Gordon E. Michie
Ken D. Blaisdell

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
JRL Capital Corporation
Irvine, California

In planning and performing our audit of the financial statements of JRL Capital Corporation ("the Company") for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5120 Birch Street, Suite 200, Newport Beach, California 92660-2101

(949) 752-0660 • FAX (949) 752-5140
email@slb-cpa.com

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of internal control we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Newport Beach, CA
March 26, 2004

Smith, Linden & Basso, LLP

April 15, 2004

Mr. Larry Law, President
JRL Capital Corporation
26 Corporate Plaza Drive, Ste 250
Newport Beach, CA 92660

Dear Mr. Law:

This acknowledges receipt of your 12/31/2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A statement that there was no significant difference between the audited net capital calculation and FOCUS report filed on 1/24/04 for the period ending 12/31/2003.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 29, 2004. Questions may be addressed to Sharon Hudson, Sr. Compliance Examiner, at (213) 613-2667.

Sincerely,

Lusana Gee
Supervisor

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong, Securities and Exchange Commission

Smith, Linden & Basso, LLP
5120 Birch St. Ste 250
Newport Beach, Ca 92660

Los Angeles District Office
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126
tel 213 229 2300
fax 213 617 3299
www.nasd.com